UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Indenture

On October 31, 2017 (the “Issue Date”), Global Ship Lease, Inc. (the “Company”) completed its previously announced private placement (the “Offering”) of $360.0 million aggregate principal amount of 9.875% first priority secured notes due 2022 (the “Notes”). Concurrent with the Offering, the Company also entered into a $54.8 million super senior secured term loan credit facility (the “Term Loan”).

The Company will use the net proceeds of the Offering, together with cash on hand, to refinance the Company’s existing 10.000% first priority secured notes due 2019. In addition, all outstanding borrowings under each of the Company’s existing revolving credit facility and existing secured term loan have been repaid using borrowings under the Term Loan.

The Notes were issued under an indenture, dated as of the Issue Date (the “Indenture”), among the Company, the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent.

The description of the Indenture and the Notes contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of the Notes, which are filed herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Interest and Maturity

The Notes bear interest at 9.875% per annum and mature on November 15, 2022. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2018, to holders of record at the close of business on May 1 or November 1, as the case may be, immediately preceding each such interest payment date.

Security

The Notes are secured by first priority ship mortgages on 18 vessels owned by certain subsidiary guarantors (the “Mortgaged Vessels”) and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiary guarantors that own the Mortgaged Vessels (collectively, the “Initial Collateral”). In the future, vessels and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral. As used herein, “Collateral” refers to the Initial Collateral and any such additional or substitute collateral.

The Collateral also secures on a first priority basis up to $54.8 million in principal of indebtedness, plus interest and costs payable, under the Term Loan, which is described below.

Guarantees

As of the Issue Date, the Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSLS Limited”) and each of the Company’s 18 subsidiaries that own Mortgaged Vessels.

Optional Redemption

The Company may redeem the Notes in whole or in part, at its option, at any time before November 15, 2019, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the Indenture. The Company may redeem the Notes in whole or in part, at its option, at any time on or after November 15, 2019, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016	104.938%
2017	102.469%
2018	100.000%

Additional Amounts and Redemption for Changes in Withholding Taxes

Except as required by law, the Company will make payments on the Notes free of withholding or deduction for taxes. If withholding or deduction is required, the Company will, subject to certain customary exceptions, be required to pay additional amounts so that the net amounts holders of the Notes receive will equal the amount holders of the Notes would have received if withholding or deduction had not been imposed. If, as a result of a change in law, the Company is required to pay such additional amounts, the Company may redeem the Notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of certain change of control events, holders of the Notes will have the right to require the Company to repurchase some or all of their Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Proceeds of Certain Asset Sales and Total Loss Events

The Company will be obligated in certain instances to make offers to purchase outstanding Notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of a Total Loss Event with respect to Collateral. The purchase price of the Notes will be 102% (in the case of an Asset Sale (as defined in the Indenture)) or 100% (in the case of a Total Loss Event (as defined in the Indenture)) of their principal amount plus accrued and unpaid interest, if any.

Annual Mandatory Offer and Amortization

The Company will be required to repay, redeem or repurchase an aggregate amount of the Notes and Term Loan equal to $40.0 million per year in 2018, 2019 and 2020 and $35.0 million per year thereafter, subject to certain conditions, including an obligation to make an annual offer to repurchase a certain principal amount of Notes so long as the Term Loan is outstanding. Any repurchase or redemption of Notes in compliance with this requirement will be at a price of 102% of their principal amount plus accrued and unpaid interest, if any.

Certain Covenants

The Indenture contains covenants that, among other things, limit the ability of the Company and its subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase their capital stock, provide financial support or make restricted transfers of assets to non-guarantor subsidiaries;

•	create certain liens;

•	transfer or sell certain assets;

•	enter into certain transactions other than arm’s length transactions; and

•	merge, consolidate or sell all or substantially all of their properties and assets.

These covenants are subject to important exceptions and qualifications, which are provided in the Indenture.

Governing Law

The Indenture and the Notes are governed by New York law.

Term Loan

In connection with the Offering, the Company, as initial borrower, and GSLS Limited together with each of the Company’s 18 subsidiaries that own Mortgaged Vessels, as initial guarantors, entered into a new credit agreement, dated October 25, 2017, together with security and other agreements, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank Europe plc, UK Branch, as facility agent, and Citibank, N.A., London Branch, as security agent, which provides for a $54.8 million super senior secured term loan facility.

The description of the Term Loan contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Loan, which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

General

The Term Loan is in the amount of $54.8 million. The Term Loan was fully drawn at the Issue Date of the Notes. The Company is not entitled to re-borrow any part of the Term Loan which is repaid.

Interest Rate, Fees and Maturity

Borrowings under the Term Loan bear interest at LIBOR plus a margin of 3.25% per annum, payable semi-annually in arrears or (if an interest payment period is shorter than 6 months) at the end of each interest payment period. The Company also will pay certain other customary fees.

The final maturity date of the Term Loan will be October 31, 2020.

Amortization

Borrowings under the Term Loan are amortized semi-annually at a rate of $20.0 million for each of the first and second years and $14.8 million in the third year. There will be additional amortization should the annual mandatory tender offer to redeem Notes not be accepted in full or in part.

Mandatory Prepayments

The Term Loan requires the Company to prepay the respective part of the outstanding loan amount, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral or upon the occurrence of an event of loss with respect to Collateral and upon a change of control or in the event of illegality.

The Term Loan also provides for mandatory prepayment of a certain portion of the Term Loan if, on any testing date, the Company’s debt service coverage ratio in respect of the preceding six months is less than 1:1 for any such measurement period up to, and including, the measurement period ending on December 31, 2019, and 0.8:1.0 thereafter for so long as the amount of principal outstanding under the Term Loan is greater than $15.0 million. Debt service coverage is tested on the initial drawdown date and on December 31 and June 30 of each year until the balance is $15.0 million or less. If the Company has drawn amounts under the Term Loan in excess of $15.0 million and on any testing date the Company’s debt service coverage ratio in respect of the preceding six months is less than the applicable debt service coverage ratio, the Company will be obliged to prepay the portion of the Term Loan drawn in excess of $15.0 million.

Voluntary Prepayments

The Company is able to voluntarily prepay outstanding portions of the loan under the Term Loan at any time, subject to certain notice requirements.

Guarantees and Security

Guarantees are jointly and severally provided by the Company and the same subsidiaries guaranteeing the Notes. In addition, any subsidiaries who become additional guarantors under the Term Loan will provide a guarantee on the same basis. The Company’s obligations under the Term Loan are secured by first-priority security interests (subject to certain permitted liens) over the Collateral that will rank equal with the security interest of the Notes, subject to the right of the finance parties under the Term Loan to receive the net proceeds of any foreclosure on the Collateral before the holders of the Notes.

Certain Covenants and Events of Default

The Company is required to maintain minimum cash and cash equivalents in an amount of $20.0 million, to be tested quarterly as provided in the credit agreement governing the Term Loan.

In addition, the Term Loan contains negative covenants that, among other things and subject to certain significant exceptions, limit the Company’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase their capital stock, provide financial support or make restricted transfers of assets to non-guarantor subsidiaries;

•	create certain liens;

•	transfer or sell certain assets;

•	enter into certain transactions other than arm’s length transactions; and

•	merge, consolidate or sell all or substantially all of their properties and assets.

The credit agreement governing the Term Loan also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Term Loan will be entitled to take various actions, including the acceleration of amounts due under the Term Loan and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affect solely the Term Loan require the consent of lenders holding all or the majority of the commitments and loans under the Term Loan.

Governing Law

The Term Loan will be governed by English law.

Intercreditor Agreement

In connection with the issuance of the Notes and the execution of the Indenture and the Term Loan, the Company and the guarantors entered into an intercreditor agreement with the security agent and the other parties thereto (the “Intercreditor Agreement”), that governs, among other things, the relationships and relative priorities among the lenders under the Term Loan and the holders of Notes. The Intercreditor Agreement is filed herewith as Exhibit 99.4, and is incorporated herein by reference.

Other Information

This Report contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,”

“ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Indenture, dated as of October 31, 2017, among the Company, the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent.

99.2	Form of Notes (included in Exhibit 99.1).

99.3	Facility Agreement, dated October 25, 2017, among the Company, as borrower, the guarantors party thereto, Citibank, N.A., London Branch, as arranger, bookrunner and security agent, and Citibank Europe plc, UK Branch, as facility agent.

99.4	Intercreditor Agreement, dated as of October 31, 2017, among the Company, the guarantors party thereto, Citibank, N.A., London Branch, as Notes trustee, Citibank Europe plc, UK Branch, as term agent, and the other parties from time to time party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 3, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer